FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer"). Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/9/2020: 158,650,878 Common Shares, 9,729,758 Warrants

Date: October 6, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On September  15, 2020, the Issuer announced that Adjupharm GmbH ("Adjupharm") received the first commercial shipment of medical cannabis from its EU-GMP supply partner. The shipment was cleared by the German regulator for distribution to Adjupharm's distribution partners in Germany under the IMC brand. Also, the Issuer announced that Adjupharm signed three distribution agreements with Cansativa GmbH, Ilios Sante GmbH and Farmako GmbH (the "New Distributors"), to distribute IMC-branded cannabis products to pharmacies across Germany.

  On September 23, 2020, the Issuer announced that Adjupharm officially launched sales of IMC-branded products in Germany. Also, the Issuer announced that Adjupharm received three additional binding purchase commitments from the New Distributors. At the time of the press release, Adjupharm had binding purchase commitments for the sale of an aggregate of 1,615kg of  medical cannabis  in Germany under the IMC brand.

  On September 29th, pursuant to a share purchase agreement with Xinteza API Ltd. ("Xinteza") dated December 26, 2019, the Issuer made a USD$500,000 investment in Xinteza, representing the final instalment of its USD$1.7M total investment. As a result, the Issuer now holds 25.37% of the outstanding common shares of Xinteza.

  During September 2020, Adjupharm sold 1,860 grams of  IMC-branded dried cannabis directly to pharmacies in Germany, and 66,390 grams of IMC-branded dried cannabis to its distribution partners.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing supply and distribution agreements in Germany, the Netherlands and the rest of Europe, and sales and supply agreements in the local Israeli market.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable

4. Describe and provide details of any products or services that  were discontinued. For resource companies, provide details of any  drilling, exploration or production programs that have been amended or abandoned.

Not Applicable

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer announced that Adjupharm officially launched sales of IMC- branded products in Germany through its distribution partners, as described in item 1 above. The distribution partners are not Related Persons of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

The Issuer terminated its agreement with Ben Horin & Alexandrovitz Ltd., an Israeli agency that specializes in strategic-media consultancy, crisis management and public relations. The termination was effective as of September 26, 2020.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On September 29th, pursuant to a share purchase agreement with Xinteza API Ltd. ("Xinteza") dated December 26, 2019, the Issuer made a USD$500,000 investment in Xinteza, representing the final instalment of its USD$1.7M total investment. As a result, the Issuer now holds 25.37% of the outstanding common shares of Xinteza.

8. Describe the acquisition of new customers or loss of customers.

The Issuer announced that Adjupharm signed three distribution agreements with the New Distributors and received three binding purchase commitments, as described in item 1 above.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

14. Provide details of any securities issued and options or warrants granted.

The following securities were issued by the Issuer in September 2020:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Not Applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

On September 2020, I.M.C. Holdings Ltd., a wholly-owned subsidiary of the Issuer, loaned €200,000 to Adjupharm, to be repaid within 2 years according to a loan agreement dated April 26, 2019.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of the COVID- 19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures in the early stages of the COVID- 19 pandemic to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its strong balance sheet. The Issuer has postponed planned investments in innovation until global economic risks subside. The Issuer will focus on developing its brand in Germany by increasing volumes to medical patients in that market, adding supply and sales agreements in Israel, and reaching profitability in the near term.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel and around the world and could result in additional precautionary measures that could impact the Issuer's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Issuer relies, decrease demand for products, cause staff shortages, reduced customer traffic,  and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: October 6, 2020

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End September 2020	Date of Report YY/MM/DD 2020/10/06
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/